UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For October 18, 2007
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     On October 18, 2007, Sify Technologies Limited (the “Company”) issued a press release, attached as Exhibit 99.1 to this Report on Form 6-K, announcing that Vijay Kumar, 38 years old, has been appointed the Chief Financial Officer of the Company.
     For the past eight years, Mr. Kumar has been a partner at Yoganandh & Ram, Chartered Accountants, a firm specializing in corporate audits. Mr. Kumar’s areas of expertise includes financial/management consulting, legal advisory services and management audit. Prior to joining Yoganandh & Ram, Mr. Kumar spent seven years with Sundaram Finance Services Ltd., Chennai, the investment banking division of Sundaram Finance Limited. During his employment at Sundaram, Mr. Kumar was the leader of the Investment Banking division and the Finance and Accounts division, and also served as Secretary. Mr. Kumar is a Chartered Account and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India, Associate member of the Institute of Cost and Works Accountants of India and the Bharathidasan Institute of Management.
     There are no family relationships between Mr. Kumar and any director or executive officer of the Company, and there are no arrangements or understandings between Mr. Kumar and any other person pursuant to which Mr. Kumar was selected as an executive officer of the Company.
     The full text of the Company’s press release issued in connection with the announcement of Mr. Kumar’s hiring is furnished as Exhibit 99.1 to this Report on Form 6-K. The information in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 19, 2007

SIFY TECHNOLOGIES LIMITED
By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	Chief Executive Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Press Release, dated October 18, 2007